May 31, 2007

United States Securities and Exchange Commission

Attn: David Burton

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transgenomic, Inc.

Item 4.01 Form 8-K

Filed May 22, 2007

File No. 0-30975

Dear Mr. Burton:

We are in receipt of your letter dated May 24, 2007 regarding the subject Form 8-K. Attached is the amended Form 8-K, with the following revisions incorporated into the document:

1.	It has been added to the first paragraph of Item 4.01 (a) that Deloitte & Touche was dismissed by the Audit Committee, acting on behalf of the Registrant’s Board of Directors, with an effective date of May 16, 2007;

2.	It is noted in the second paragraph of Item 4.01 (a) that there have been no disagreements with Deloitte & Touche on any accounting matter during the last two fiscal years nor during the subsequent interim period through May 16, 2007;

3.	An updated Exhibit 16 letter from Deloitte & Touche is attached for your reference and will be filed with the amended Form 8-K.

We further acknowledge and accept the following statements:

1.	Transgenomic, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

May 31, 2007

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Transgenomic, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if additional information or clarification is requested.

Sincerely,

/s/ Debra A. Schneider
Debra A. Schneider
Chief Financial Officer

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